Exhibit 99.(h)(iii)

ESCROW AGREEMENT

TRILOMA EIG GLOBAL ENERGY FUND

This Escrow Agreement (this “Agreement”) is made and entered into as of this              day of July, 2015 by and among Triloma EIG Global Energy Fund, a Delaware statutory trust (the “Perpetual Fund”), UMB Bank, N.A., as escrow agent, a national banking association organized and existing under the laws of the United States of America (the “Escrow Agent”), and Triloma Securities, a Florida limited liability company (the “Dealer Manager”), for itself and for and on behalf of its selected dealers and advisors (the “Selected Dealers”).

RECITALS

WHEREAS, the Perpetual Fund proposes to offer and sell common shares of its beneficial interests (the “Shares”) to investors, including in a public offering of such Shares (the “Offering”).

WHEREAS, the Perpetual Fund has registered 30,001 Shares to be sold in a public offering at an initial offering price of $25.64 per Share, subject to adjustment, as set forth in the Perpetual Fund’s registration statement on Form N-2 (File Nos. 333-        ) (as supplemented or amended from time to time, the “Offering Document”).

WHEREAS, the Dealer Manager and the Selected Dealers will sell the Shares in a public offering on behalf of the Perpetual Fund on a “best efforts” basis and without a minimum offering requirement.

WHEREAS, the Perpetual Fund and the Dealer Manager desire to establish a non-interest bearing escrow account (the “Escrow Account”) as further described herein in which proceeds received from subscribers to the Perpetual Fund will be deposited to allow for the purchase of Shares on a periodic basis (each, a “Periodic Closing”) and the Perpetual Fund and the Dealer Manager desire that UMB Bank, N.A. act as Escrow Agent to the Escrow Account and Escrow Agent is willing to act in such capacity.

WHEREAS, in order to subscribe for Shares, a subscriber must deliver the full amount of its subscription: (i) by check in U.S. dollars or (ii) by wire transfer of immediately available funds in U.S. dollars.

WHEREAS, the Perpetual Fund may not sell its Shares at a price that is below its net asset value per share and thus the initial offering price may be increased to ensure that the Perpetual Fund’s then current offering price is not below the Perpetual Fund’s net asset value per share.

AGREEMENT

NOW, THEREFORE, Perpetual Fund, the Dealer Manager and Escrow Agent agree to the terms of this Agreement as follows:

1. Establishment of Escrow Account; Escrow Period.

(a) On or prior to the commencement of the offering of Shares, the parties shall establish the Escrow Account with the Escrow Agent, which shall be entitled “UMB Bank as Agent for Triloma EIG Global Energy Fund Escrow Account.”

(b) This Agreement shall be effective on the date on which the Offering Document becomes effective.  The escrow period shall commence upon the effectiveness of this Agreement and shall continue until (i) a Periodic Closing occurs, at which point a new escrow period begins; or (ii) the termination of the Offering (each such period hereafter referred to as the “Escrow Period”).

2. Operation of the Escrow.

(a) Deposits in the Escrow Account. During the Escrow Period, the Dealer Manager and/or the Selected Dealers will promptly deliver any monies received from subscribers for the payment of Shares to the Escrow Agent for deposit in the Escrow Account, and the Escrow Agent shall deposit and hold in the Escrow Account any monies received directly from subscribers for the payment of Shares (the “Escrowed Funds”). All monies deposited into the Escrow Account shall be held in the Escrow Account until such funds are disbursed in accordance with this paragraph 2. Prior to disbursement of the funds deposited in the Escrow Account, such funds shall not be subject to claims by creditors of the Perpetual Fund or any of its affiliates. If any of the instruments of payment are returned to the Escrow Agent for nonpayment prior to receipt of the Break Escrow Affidavit (as described below), the Escrow Agent shall promptly notify the Perpetual Fund in writing via mail, email or facsimile of such nonpayment, and is authorized to debit the Escrow Account, as applicable in the amount of such returned payment. The Perpetual Fund will, or will cause its transfer agent, DST Systems, Inc. (the “Transfer Agent”), to maintain a written account of each sale, which account shall set forth, among other things, the following information: (i) the subscriber’s name and address, (ii) the number of Shares purchased by such subscriber, and (iii) the amount paid by such subscriber for such Shares. During the Escrow Period, neither the Perpetual Fund nor the Dealer Manager will be entitled to any principal funds deposited into the Escrow Account.

(b) Distribution of the Escrowed Funds.  The Escrow Agent shall periodically transfer to the Perpetual Fund all Escrowed Funds pursuant to standing instructions from the Perpetual Fund as agreed among the Perpetual Fund, the Escrow Agent and the Dealer Manager from time to time (each such event being a “Periodic Closing Date.” Upon each Periodic Closing Date, the principal amount of the Escrowed Funds shall remain in the Escrow Account until the Escrow Agent receives direction provided by the Perpetual Fund instructing the Escrow Agent to deliver the principal amount, or a portion thereof, of such Escrowed Funds as the Perpetual Fund shall direct. An electronic affidavit, certification or other written instructions from an officer of the Perpetual Fund to the Escrow Agent stating that the requirements for a Periodic Closing Date have been timely met shall constitute sufficient evidence for the purpose of this Agreement that such event has occurred (the “Break Escrow Affidavit”). The Break Escrow Affidavit shall indicate (i) the date on which the

Periodic Closing shall occur (the “Break Escrow Date”), (ii) the actual total number of Shares sold as of the Break Escrow Date and (iii) if not all, that portion of the Escrowed Funds to be transferred.  Upon the receipt by the Escrow Agent of the initial Break Escrow Affidavit, the Escrow Agent will deliver to U.S. Bank (the “Custodian”), as directed by the Perpetual Fund, all of the Escrowed Funds and the Escrow Agent shall from that point forward transfer as directed on a periodic basis following each subsequent Periodic Closing all principal Escrowed Funds for the prior Escrow Period to the Custodian, as directed by the Perpetual Fund. Additionally, the Perpetual Fund hereby directs the Escrow Agent to provide the Transfer Agent with all electronic files and information needed by the Transfer Agent to perform its duties as record keeper under its agreement between the Transfer Agent and the Perpetual Fund.

If the Escrow Agent has not received a Break Escrow Affidavit on or prior to the Break Escrow Date for a given Escrow Period, the Escrow Agent shall promptly return the Escrowed Funds to the subscribers, per the name, address and in the amounts provided by the Perpetual Fund, the Dealer Manager or Transfer Agent to the Escrow Agent without deduction, penalty or expense, and the Escrow Agent shall notify the Perpetual Fund and the Dealer Manager in writing of its distribution of the funds.  The subscription payments returned to each subscriber shall be free and clear of any and all claims of the Perpetual Fund or any of its creditors.  The parties hereto hereby agree that, for purposes of this Section 2(b), the term “promptly return” shall mean that the Escrow Agent shall return the Escrowed Funds to subscribers, upon the terms and subject to the conditions set forth in this Section 2(b), by noon of the business day following the Periodic Closing Date, in compliance with Rules 10b-9 and 15c2-4 promulgated under the Securities Exchange Act of 1934, as amended.

3. Escrowed Funds. Upon receipt of the Escrowed Funds, the Escrow Agent shall hold the Escrowed Funds in escrow pursuant to the terms of this Agreement. Until such time as the Escrowed Funds shall be distributed by the Escrow Agent as provided herein, the Escrowed Funds shall be deposited by the Escrow Agent in a non-interest bearing account or as may otherwise be directed by the Perpetual Fund in writing.

4. Duties of the Escrow Agent. The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent is not a party to, or bound by, any other agreement among the other parties hereto, and the Escrow Agent’s duties shall be determined solely by reference to this Agreement. The Escrow Agent shall have no duty to enforce any obligation of any person, other than as provided herein. The Escrow Agent shall be under no liability to anyone by reason of any failure on the part of any other party hereto or any maker, endorser or other signatory of any document or any other person to perform such person’s obligations under any such document.

5. Liability of the Escrow Agent; Indemnification. The Escrow Agent acts hereunder as a depository only. The Escrow Agent is not responsible or liable in any manner for the sufficiency, correctness, genuineness or validity of this Escrow Agreement or with respect to the form of execution of the same. The Escrow Agent shall not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith, and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by the Escrow Agent to be genuine and to be signed or presented by the proper person(s). The Escrow Agent shall not be held liable for any error in judgment made in good faith by an officer or employee of the Escrow Agent unless it shall be proved that the Escrow Agent was grossly negligent or reckless or acted intentionally in bad faith or with willful misconduct. The Escrow Agent shall not be bound by any notice of demand, or any waiver, modification, termination or rescission of this Agreement or any of the terms hereof, unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall give its prior written consent thereto.

The Escrow Agent may consult legal counsel and shall exercise reasonable care in the selection of such counsel, in the event of any dispute or question as to the construction of any provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the reasonable opinion or instructions of such counsel.

The Escrow Agent shall not be responsible, may conclusively rely upon and shall be protected, indemnified and held harmless by the Perpetual Fund, for the sufficiency or accuracy of the form of, or the execution, validity, value or genuineness of any document or property received, held or delivered by it hereunder, or of the signature or endorsement thereon, or for any description therein; nor shall the Escrow Agent be responsible or liable in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any document, property or this Agreement.

In the event that the Escrow Agent shall become involved in any arbitration or litigation relating to the Escrowed Funds, the Escrow Agent is authorized to comply with any final, binding and non-appealable decision reached through such arbitration or litigation.

The Perpetual Fund, hereby agrees to indemnify the Escrow Agent for, and to hold it harmless against any loss, liability or expense incurred in connection herewith without gross negligence, recklessness, bad faith or willful misconduct on the part of the Escrow Agent, including without limitation legal or other fees arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including without limitation the costs and expenses of defending itself against any claim of liability in the premises or any action for interpleader. The Escrow Agent shall be under no obligation to institute or defend any action, suit, or legal proceeding in connection herewith, unless first indemnified and held harmless to its satisfaction in accordance with the foregoing, except that the Escrow Agent shall not be indemnified against any loss, liability or expense arising out of its own gross negligence, recklessness, bad faith or willful misconduct. Such indemnity shall survive the termination or discharge of this Agreement or resignation of the Escrow Agent.

6. The Escrow Agent’s Fee. Escrow Agent shall be entitled to fees and expenses for its regular services as Escrow Agent as set forth in Exhibit A. Additionally, Escrow Agent is entitled to reasonable fees for extraordinary services and reimbursement of any reasonable out of pocket and extraordinary costs and expenses related to its obligations as Escrow Agent under this Agreement, including, but not limited to, reasonable attorneys’ fees. All of the Escrow Agent’s compensation, costs and expenses in connection with its duties under this Agreement shall be paid by the Perpetual Fund.

7. Security Interests. No party to this Escrow Agreement shall grant a security interest in any monies or other property deposited with the Escrow Agent under this Escrow Agreement, or otherwise create a lien, encumbrance or other claim against such monies or borrow against the same.

8. Dispute. In the event of any disagreement between the undersigned or the person or persons named in the instructions contained in this Agreement, or any other person, resulting in adverse claims and demands being made in connection with or for any papers, money or property involved herein, or affected hereby, the Escrow Agent shall be entitled to refuse to comply with any demand or claim, as long as such disagreement shall continue, and in so refusing to make any delivery or other disposition of any money, papers or property involved or affected hereby, the Escrow Agent shall not be or become liable to the undersigned or to any person named in such instructions for its refusal to comply with such conflicting or adverse demands, and the Escrow Agent shall be entitled to refuse and refrain to act until: (a) the rights of the adverse claimants shall have been fully and finally adjudicated in a court assuming and having jurisdiction of the parties and money, papers and property involved herein or affected hereby, or (b) all differences shall have been adjusted by agreement and the Escrow Agent shall have been notified thereof in writing, signed by all the interested parties.

9. Resignation of Escrow Agent. Escrow Agent may resign or be removed, at any time, for any reason, by written notice of its resignation or removal to the proper parties at their respective addresses as set forth herein, at least 60 days before the date specified for such resignation or removal to take effect.  Upon the effective date of such resignation or removal:

(a) All cash and other payments and all other property then held by the Escrow Agent hereunder shall be delivered by it to such successor escrow agent as may be designated in writing by the Perpetual Fund, whereupon the Escrow Agent’s obligations hereunder shall cease and terminate;

(b) If no such successor escrow agent has been designated by such date, all obligations of the Escrow Agent hereunder shall, nevertheless, cease and terminate, and the Escrow Agent’s sole responsibility thereafter shall be to keep all property then held by it and to deliver the same to a person designated in writing by the Perpetual Fund or in accordance with the directions of a final order or judgment of a court of competent jurisdiction.

(c) Further, if no such successor escrow agent has been designated by such date, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor agent; further the Escrow Agent may pay into court all monies and property deposited with Escrow Agent under this Agreement.

10. Notices. All notices, demands and requests required or permitted to be given under the provisions hereof must be in writing and shall be deemed to have been sufficiently given, upon receipt, if (i) personally delivered, (ii) sent by telecopy and confirmed by phone (iii) sent by electronic mail and confirmed by confirmation of receipt or by telephone or (iv) mailed by registered or certified mail, with return receipt requested, delivered as follows:

(1) If to Perpetual Fund:	Triloma EIG Global Energy Fund 201 N. New York Ave. Suite 250 Winter Park, Florida 32789
Attn: Eric Nadeau Telephone: (407) 636-3800
Email: enadeau@triloma.com

(2) If to the Escrow Agent:	UMB Bank, N.A.
1010 Grand Blvd., 4th Floor
Mail Stop: 1020409
Kansas City, Missouri 64106
Attention: Lara Stevens,
Corporate Trust & Escrow Services
Telephone: (816) 860-3017

(3) If to Dealer Manager:	Triloma Securities 201 N. New York Ave. Suite 250 Winter Park, Florida 32789
Attn: Nathan Headrick Telephone: (407) 636-6409
Email: nheadrick@triloma.com

11. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Missouri without regard to the principles of conflicts of law.

12. Binding Effect; Benefit. This Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the parties hereto.

13. Modification. This Agreement may be amended or modified at any time by a writing executed by, and agreed to between, the Perpetual Fund and the Escrow Agent.

14. Assignability. This Agreement shall not be assigned by the Escrow Agent without the Perpetual Fund’s prior written consent.

15. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Copies, telecopies, facsimiles, electronic files and other reproductions of original executed documents shall be deemed to be authentic and valid counterparts of such original documents for all purposes, including the filing of any claim, action or suit in the appropriate court of law.

16. Headings. The section headings contained in this Agreement are inserted for convenience only, and shall not affect in any way, the meaning or interpretation of this Agreement.

17. Severability. This Agreement constitutes the entire agreement among the parties and supersedes all prior and contemporaneous agreements and undertakings of the parties in connection herewith. No failure or delay of either party in exercising any right, power or remedy may be, or may be deemed to be, a waiver thereof; nor may any single or partial exercise of any right, power or remedy preclude any other or further exercise of any right, power or remedy. In the event that any one or more of the provisions contained in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

18. Earnings Allocation; Tax Matters; Patriot Act Compliance. The Perpetual Fund or its agent shall be responsible for all tax reporting under this Escrow Agreement. The Perpetual Fund shall provide to Escrow Agent upon the execution of this Agreement any documentation requested and any information reasonably requested by the Escrow Agent to comply with the USA Patriot Act of 2001, as amended from time to time.

19. Miscellaneous. This Agreement shall not be construed against the party preparing it, and shall be construed without regard to the identity of the person who drafted it or the party who caused it to be drafted and shall be construed as if all parties had jointly prepared this Agreement and it shall be deemed their joint work product, and each and every provision of this Agreement shall be construed as though all of the parties hereto participated equally in the drafting hereof; and any uncertainty or ambiguity shall not be interpreted against any one party. As a result of the foregoing, any rule of construction that a document is to be construed against the drafting party shall not be applicable.

20. Termination of the Escrow Agreement. This Escrow Agreement, except for Sections 5 and 9 hereof, which shall continue in effect, shall terminate within 60 days upon written notice from the Perpetual Fund to the Escrow Agent.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Escrow Agreement to be executed by their duly authorized representatives as of the date first written hereinabove:

COMPANY:

Triloma EIG Global Energy Fund

By:
Name:	Deryck A. Harmer
Title:	Chief Executive Officer

DEALER MANAGER:

Triloma Securities, LLC

By:
Name:	Nathan P. Headrick
Title:	President

ESCROW AGENT:

UMB Bank, N.A.

By:
Name:	Lara L. Stevens
Title:	Vice President

EXHIBIT A

ESCROW FEES AND EXPENSES

Acceptance Fee
Review documents, establish account	$3,000
Set up recon file/feeds with Transfer Agent	$250

Annual Fee
Annual Escrow Agent	$2,500

Transactional Fees
Outgoing Wire Transfer	$15 each
Daily Recon File to Transfer Agent	$2.50 per Bus Day
Daily Wire Ripping to Transfer Agent	$10.00 per Bus Day
Web Exchange Access	$60 per month
Overnight Delivery/Mailings	$16.50 each
IRS Tax Reporting	$10 per 1099

Acceptance Fee and Annual Fee will be payable at the initiation of the escrow.  Thereafter the Transactional Fees will be billed quarterly in arrears and the annual fee will be billed annually in advance. Other fees and expenses will be billed as incurred.

Fees specified are for the regular, routine services contemplated by the Escrow Agreement, and any additional or extraordinary services, including, but not limited to disbursements involving a dispute or arbitration, or administration while a dispute, controversy or adverse claim is in existence, will be charged based upon time required at the then standard hourly rate. In addition to the specified fees, all expenses related to the administration of the Escrow Agreement (other than normal overhead expenses of the regular staff) such as, but not limited to, travel, telephone, facsimile, supplies, legal fees, accounting fees, etc., will be reimbursable.